EXHIBIT 99.1

T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

NYSE MKT: ASM TSX-V: ASM FSE: GV6

October 14, 2014

AVINO ANNOUNCES Q3 2014 PRODUCTION RESULTS

Avino Silver and Gold Mines Ltd. (ASM: TSX.V, ASM: NYSE - MKT; "Avino" or "the Company") is pleased to report its Q3 2014 production results from its Avino property, located 80km northeast of Durango, Mexico.

Production Highlights for Third Quarter, 2014 (Compared to Third Quarter, 2013)

•	Silver production increased 21% to 217,024 oz
•	Gold production increased 27% to 1,105 oz
•	Payable copper production commenced; 34,919 kg produced
•	Silver equivalent production increased 28% to 298,381 oz*

*For comparison purposes, a silver equivalent ratio of 62.5:1 for silver to gold has been used; additionally, during the third quarter of 2014 copper production became payable and a ratio of 6.25 lb copper to 1 oz of silver was used to convert copper produced to Ag Eq oz. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

“I’m pleased to report another solid quarter of silver and gold production that saw silver equivalent production increase by 28% over the same quarter last year. Management would like to congratulate our operating team for their invaluable contributions towards our production objectives. The upcoming fourth quarter represents a milestone for the Company with the Avino mine now back online after being closed for 13 years and the upcoming commissioning of mill circuit number 3, which effectively increases our mill capacity three-fold.”

- David Wolfin, President, CEO & Director, Avino Silver & Gold Mines Ltd.

Consolidated Third Quarter 2014 Production Highlights*

Comparative production from the third quarter of 2014 and the third quarter of 2013 is presented below:

	Q3 2014	Q3 2013	Quarterly Change %	2014 YTD Totals
Total Silver Produced (oz) calculated	217,024	178,651	21%	672,608
Total Gold Produced (oz) calculated	1,105	869	27%	3,536
Total Copper Produced (Lbs) calculated	76,983	N/A	N/A	76,983
Total Silver Eq. Produced (oz) calculated	298,381	232,964	28%	905,914

*For comparison purposes, a silver equivalent ratio of 62.5:1 for silver to gold has been used; additionally, during the third quarter of 2014 copper production became payable and a ratio of 6.25lb copper to 1 oz of silver was used to convert copper produced to Ag Eq oz. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

San Gonzalo Third Quarter Production Highlights*

Comparative production figures for Q3 2014 and Q3 2013 for the San Gonzalo mine are presented below as well as 2014 year-to-date totals:

	Q3 2014	Q3 2013	Quarterly Change %	2014 YTD Totals
Tonnes Mined	19,841	7,832	153%	45,141
Underground Development (m)	1,146.2	981.3	17%	3,183.4
Exploration Drilling (m)	1,564.9	N/A	N/A	2,366.2
Total Mill Feed (dry tonnes)	19,726	19,351	2%	59,910
Average Daily Throughput (tpd)	224	217	3%	229
Days of Operation	88	89	-1%	262
Feed Grade Silver (g/t)	330	282	17%	339
Feed Grade Gold (g/t)	1.778	1.366	30%	1.886
Bulk Concentrate (dry tonnes)	685	610	12%	1,882
Bulk Concentrate Grade Silver (kg/t)	7.96	7.46	7%	9.05
Bulk Concentrate Grade Gold (g/t)	40.54	32.2	26%	46.47
Recovery Silver (%)	84	83	1%	84
Recovery Gold (%)	79	74	7%	77
Mill Availability (%)	96.5	95.1	1%	96.8
Total Silver Produced (kg)	5,450	4,548	20%	17,021
Total Gold Produced (g)	27,768	19,604	42%	87,431
Total Silver Produced (oz) calculated	175,211	146,215	20%	547,233
Total Gold Produced (oz) calculated	893	630	42%	2,811
Total Silver Equivalent Produced (oz) calculated	231,011	185,590	24%	722,919

* For comparison purposes, a silver equivalent ratio of 62.5:1 for silver to gold has been used. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

Third Quarter 2014 Highlights

•
Gold and silver feed grades increased by 30% and 17% respectively over the third quarter of 2013. Feed grades were slightly higher as the feed source was mainly from the 5th level as opposed to the lower-grade 4th level that was being mined in the third quarter of 2013

•	Higher feed grades resulted in 12% more concentrate produced as well as higher silver and gold grades in the concentrate
•	Silver and gold recoveries also improved by 1% and 7% respectively
•	Gold and silver production increased by 42% and 20% respectively compared to the third quarter of 2013

Circuit 2 (Avino Mine and Above Ground Historical Stockpiles) Third Quarter Highlights*

On September 1, 2014, Circuit #2 transitioned from processing historical above ground Avino Mine stockpiles to new material taken from underground at the Avino Mine. Accordingly, the figures for Q3 2014 in the table below represent two months of production from the historical above ground stockpiles and one month of production from the Avino Mine.

Comparative production figures for Q3 2014 and Q3 2013 for the Avino Mine are presented below as well as 2014 year-to-date totals:

	Q3 2014	Q3 2013	Quarterly Change %	2014 YTD Totals
Underground Development (m)	211.4	N/A	N/A	211.4
Total Mill Feed – (dry tonnes)	19,845	18,279	9%	59,280
Average Daily Throughput (tpd)	226	210	8%	226
Days of Operation	88	87	1%	262
Feed Grade Silver - g/t	94	84	12%	96
Feed Grade Gold - g/t	0.461	0.773	-40%	0.576
Feed Grade Copper (%)	0.621	N/A	N/A	0.621
Bulk Concentrate – (dry tonnes)	311	210	48%	734
Bulk Concentrate Grade Silver (kg/t)	4.18	4.80	-13%	5.31
Bulk Concentrate Grade Gold (g/t)	21.17	35.48	-40%	30.68
Bulk Concentrate Grade Copper (%)	18.739	N/A	N/A	18.739
Recovery Silver (%)	70	66	6%	69
Recovery Gold (%)	73	53	38%	67
Recovery Copper (%)	86	N/A	N/A	86
Mill Availability (%)	96.4	89.2	8%	95.8
Total Silver Produced (Kg)	1,301	1,009	29%	3,900
Total Gold Produced (g)	6,589	7,452	-12%	22,545
Total Copper Produced (Kg)	34,919	N/A	N/A	34,919
Total Silver Produced (oz) calculated	41,813	32,436	29%	125,375
Total Gold Produced (oz) calculated	212	239	-11%	725
Total Copper Produced (Lbs) calculated	76,983	N/A	N/A	76,983
Total Silver Eq. Produced (oz) calculated	67,370	47,374	42%	182,995

*For comparison purposes, a silver equivalent ratio of 62.5:1 for silver to gold has been used; additionally, during the third quarter of 2014 copper production became payable and a ratio of 6.25lb copper to 1 oz of silver was used to convert copper produced to Ag Eq oz. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

Third Quarter 2014 Highlights

•	Tonnage processed increased by 9% over the third quarter of 2013. The increase was the result of Circuit #2 being optimized after start-up and commissioning in the previous year
•
Silver feed grade increased by 12% whereas the gold grade decreased by 40%. The variance in grade was due to the location where the feed was sourced. Copper feed grade increased as payable underground material from the Avino mine was processed starting in September 2014

•	Concentrate production increased by 48%, mainly due to the Avino mine underground feed material
•	Concentrate grades in copper increased significantly due to the higher copper content in the feed. Silver and gold grade decreased by 13% and 40% respectively
•	Recoveries of copper, silver and gold increased significantly due to the processing of material taken from underground at the Avino mine
•	Silver equivalent ounces produced increased by 42% over the third quarter of 2013 as the copper produced in September 2014 is a payable metal and has been included in the silver equivalent calculation

Quality Assurance/Quality Control

Mill assays are performed at the mine’s on-site lab. Check samples are verified by Inspectorate Labs in Reno, Nevada. San Gonzalo concentrate shipments are assayed at AH Knight in Manzanillo, Mexico, historical stockpile concentrate shipments are assayed at LSI in Rotterdam, Netherlands, and Avino Mine underground concentrate shipments are assayed at AH Knight in Manzanillo, Mexico.

Qualified Person(s)

Avino's projects are under the supervision of Chris Sampson, P.Eng, Avino Consultant and Jasman Yee P.Eng, Avino Director, who are both qualified persons within the context of National Instrument 43-101. Both have reviewed and approved the technical data in this news release.

About Avino

Founded in 1968, Avino's mission is to create shareholder value through profitable organic growth at the historic Avino property near Durango, Mexico, and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

ON BEHALF OF THE BOARD

“David Wolfin”
________________________________
David Wolfin
President & CEO
Avino Silver & Gold Mines Ltd.

Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, timing and establishment and extent of resource estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.